

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 18, 2008

Via U.S. mail and facsimile

Mr. Munjit Johal
Chief Financial Officer
Davi Skin, Inc.
4223 Glencoe Avenue, Suite B130
Marina Del Ray, California 90292

> RE: Form 10-KSB for the fiscal year ended December 31, 2007
> Form 10-Q for the period ended June 30, 2008
> File No. 1-14297

Dear Mr. Johal:

We have reviewed your response letter dated December 11, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Please file your Form 10-Q for the quarter ended September 30, 2008. Refer to General Instruction A to the Form 10-Q.

2. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Note 2. Description of Business, History and Summary of Significant Policies, page F-4

3. We note your response to prior comment 2. We note that you will present the portion
of your non-perishable inventory to be utilized in a period exceeding 12 months as a
long term asset and you will include a status and progress of your sales initiatives in
future filings. Please also quantify for readers the portion of your inventory that is
packaging.

Note 8. Capital Stock Transactions

4. We note your response to prior comment 4. Please provide all the disclosures
required by paragraph 40 of SFAS 128.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat
Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant
Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief